Exhibit 10.3

August 22, 2014

Robert W. Rigdon

11410 Long Pine Drive

Houston, Texas 77077

Re: Amendment of Employment Agreement

Dear Robert:

This letter will constitute an amendment (“Amendment”), effective as of the date signed below, to your Amended & Restated Employment Agreement with Synthesis Energy Systems, Inc. (the “Company”) dated April 8, 2011 (the “Employment Agreement”). By execution of this letter, the Company and you acknowledge and agree that, as of the date hereof:

1.	Single Payment Bonus. If the Company achieves positive EBITDA (as defined below) as of the end of a fiscal quarter, you will be entitled to a one-time bonus award equal to the lesser of either (a) $100,000 or (b) 20% of the amount of positive EBITDA in such fiscal quarter. This bonus shall be payable in cash within 30 days after the issuance of the earnings release for such fiscal quarter subject to your continued employment from the date hereof through the date of the payment.

2.	Bonus Award Grant. After achievement of the bonus contemplated in paragraph 1 above, if the Company achieves positive EBITDA in any subsequent fiscal quarter, you will be entitled to a one-time bonus award equal to $100,000 for each such quarter, for up to a maximum of four quarters, or an aggregate of $400,000. Each such bonus shall be granted in the form of a grant of restricted stock and up to $30,000 as a cash bonus; provided, however, in no event will the cash bonus portion exceed 50% of the positive EBITDA for such quarter. For example, if there is positive EBITDA of $40,000 in a fiscal quarter, the cash bonus portion would equal $20,000 and the balance of $80,000 would be in the form of a grant of restricted stock. The grant of the restricted stock and the cash bonus will be made within 30 days after the after the issuance of the earnings release for the fiscal quarter in question subject to your continued employment from the date hereof through the date of the payment.

(a) Restricted Stock Grant.

The number of shares issued pursuant to the restricted stock grant shall be calculated by dividing (x) the dollar amount which represents the percentage of the bonus amount attributed to the restricted stock grant by (y) the volume weighted-average price of the Company’s common stock over the 30 day period commencing on the last day of the fiscal quarter in question. The restricted stock grant shall be 100% vested on the date of grant. The restricted stock grant shall also be subject to the terms and conditions of the Company’s Amended and Restated 2005 Incentive Plan, as amended (the “Plan”) and the Award Agreement for the restricted stock grant.

(b) Cash Grant.

The cash portion shall be payable in a lump sum on the date of the restricted stock grant.

3.	Stock Option. The Company will grant you a new nonqualified stock option to acquire 200,000 shares of its common stock, which option shall vest in eight quarterly installments after the date of the new grant, with the first installment vesting on the date of grant and the next installment vesting on September 30, 2014 and then vesting quarterly thereafter. Provided that you remain employed as the Chief Executive Officer of the Company, the Company will also grant you a new nonqualified stock option to acquire 100,000 shares of its common stock on each annual anniversary date of the date of the Employment Agreement beginning April 8, 2016, with the award vesting in three equal annual installments beginning on the first anniversary of the date of grant of such option. The exercise price for the new options shall be the Fair Market Value per share of the Company’s common stock as defined in the Plan on the date of the grant. The term of the new options will be ten years from the date of grant and the new options will be issued in accordance with the terms and conditions of the Plan and the Award Agreement for the option.

For purposes of this letter agreement, (1) “EBITDA” shall have the meaning given such term in the earnings release which triggers the payment of such bonus (provided, however, that for the avoidance of doubt, EBITDA shall include dividends, if any, related to operating profits, and not return of capital, from all joint ventures of the Company, including those in which the Company owns a minority interest, and provided that such amount shall not be counted twice to the extent that the Company consolidates its share of EBITDA from any such joint ventures); and (2) “pre-tax income” shall be the amount set forth in the Company’s consolidated statement of operations included in its financial statements for the fiscal quarters in question.

All amounts payable and shares issued pursuant to this Amendment shall be subject to all federal, state and local taxes and tax withholding requirements (domestic and foreign).

You shall be entitled to the bonuses contemplated in this Amendment only if you are continuously employed by the Company on full-time basis as either Chief Executive Officer, or another full-time position reporting directly to then Chief Executive Officer of the Company, during the period during which the bonuses are earned and during the period over which the bonus amounts are paid or vest, as applicable. In the event of any termination event contemplated by Section 6.1 of the Employment Agreement (“Cause; Other Than Good Reason”), you will forfeit the unearned and the earned but unpaid or unvested portion of all amounts of the bonuses (and unvested portion of the stock options) contemplated in this Amendment. In the event of any termination event contemplated by Sections 6.2 (“Death or Disability”), 6.3 (“Good Reason; Without Cause; Notice of Nonrenewal”) and 6.4 (“Termination of Employment Following a Change in Control”) of the Employment Agreement, you will forfeit the unearned and unvested portion of all amounts of the bonuses (and unvested portion of the stock options) contemplated in this Amendment. In addition, the following shall be added at the end of Section 6.6 of the Employment Agreement: “To the extent any amount payable hereunder is subject to Code Section 409A this Agreement shall be interpreted to comply with Code Section 409A and the terms and definitions thereunder.”

You acknowledge and agree that, in connection with the restricted stock grant contemplated in this Amendment, it is your sole responsibility, and not of the Company, to file a timely election under Section 83(b) of the Internal Revenue Code of 1986, as amended (an “83(b) Election”), even if you request the Company or its representatives make such filing on your behalf.

This Amendment does not affect any other terms of the Employment Agreement and all terms of the Employment Agreement shall apply to this Amendment, including Section 6.6 to the extent applicable. If you have any questions regarding this matter, please let us know.

SYNTHESIS ENERGY SYSTEMS, INC.

___/s/ Charles Costenbader_______________

Charles Costenbader

Chief Financial Officer

ACCEPTED AND AGREED

as of August 22, 2014

____/s/ Robert Rigdon_________________

Robert Rigdon